UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36381

IMS HEALTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

83 Wooster Heights Road

Danbury, CT 06810

(203) 448-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: Zero (0)*

* IMS Health Holdings, Inc. merged with and into Quintiles Transnational Holdings Inc. (“Quintiles”) with Quintiles surviving in the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, IMS Health Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUINTILES IMS HOLDINGS, INC. (as successor-by-merger)

Date:	October 13, 2016	By:	/s/ James H. Erlinger III
			Name:	James H. Erlinger III
			Title:	Executive Vice President, General Counsel and Secretary